SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

12 April 2005

AIR FRANCE AND KLM INCREASE FUEL SURCHARGE

In response to the very high level of fuel prices, Air France is increasing its fuel surcharge by 1 euro on French domestic flights, by 2 euros on medium-haul flights and by 8 euros on long-haul flights.

This increase, valid on tickets issued in France as from 20 April 2005, will be withdrawn as soon as the price of the barrel goes below 45 dollars for 30 consecutive days.

KLM Royal Dutch Airlines will increase its fuel surcharge by 6 euros per stretch on long-haul flights and 3 euros per stretch on European flights.

This increase, imposed on tickets issued as of April 15, 2005, will be withdrawn as soon as the barrel price drops below 45 dollars for 30 consecutive days.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 12, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations